Exhibit 3.1

SIXTH CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PLUG POWER INC.

(Pursuant to Section 242
of the General Corporation Law of the State of Delaware)

Plug Power Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:   Upon the effectiveness of this Sixth Amendment (the “Sixth Amendment”) to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the first paragraph of Article IV of the Certificate of Incorporation is hereby deleted and replaced in its entirety with the following:

“The total number of shares of capital stock which the Corporation shall have the authority to issue is Three Billion Five Million (3,005,000,000) shares, of which (i) Three Billion (3,000,000,000) shares shall be common stock, par value $0.01 per share (the “Common Stock”), and (ii) Five Million (5,000,000) shares shall be preferred stock, par value $0.01 per share (the “Undesignated Preferred Stock).”

SECOND:   The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Sixth Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Andrew Marsh, its Chief Executive Officer, this 12th day of February, 2026.

PLUG POWER INC.

By:	/s/ Andrew J. Marsh
Name: Andrew J. Marsh
Title: Chief Executive Officer